 November 18, 2003

Dennis Cain
Dennis Cain Physician Services, Ltd
Tommy Smith
Medical Billing Services, Inc.

     Re: Letter of Intent with Dennis Cain Physician Services, Ltd. and Medical
           Billing Services, Inc.

Dear Mr. Cain and Mr. Smith:

     This letter of intent (the "Letter of Intent") sets forth our understanding of the mutual intentions of the parties regarding the proposed acquisition by SurgiCare, Inc., a Delaware corporation ("SurgiCare"), of substantially all of the assets and liabilities of Dennis Cain Physician Services, Ltd. ("DCPS") and Medical Billing Services, Inc. ("MBS") pursuant to the Merger described below.

     Each party understands and acknowledges that this is a non-binding Letter of Intent, and, other than as specifically set forth in the Binding Provisions, as defined Section 8 below, this Letter of Intent does not create a binding contract and does not in any manner obligate either of the parties hereto to consummate the transactions described herein.

     1. Structure of Transaction.

          1.1 Merger. On the Closing Date (as defined in Section 9 below), each of DCPS and MBS will merge with and into a newly-formed, wholly-owned subsidiary of SurgiCare ("Newco"), with Newco as the surviving entity (the "Merger"). The aggregate merger consideration (the "Purchase Price") to be paid by SurgiCare to the equityholders of DCPS (the "DCPS Owners") and MBS (the "MBS Owners" and, collectively with the DCPS Owners, the "DCPS/MBS Owners") on the Closing Date shall be: (a) cash in the amount of $3,000,000, (b) 12,878,788 shares of SurgiCare Common Stock (representing the amount of $4,250,000 divided by the pre-announcement price-per-share of $0.33; worth approximately $8.11 million at today's per-share price of $0.63) and (c) promissory notes in the aggregate principal amount of $1,000,000. All share and per-share amounts set forth in this Letter of Intent shall be proportionately adjusted in the event of any stock split, reverse stock split, stock dividend or other similar transaction affecting SurgiCare's common stock.

          1.2 Escrow. On the Closing Date, SurgiCare will place an additional 4,500,000 shares of Common Stock in an escrow account (the "Escrow Account") until the expiration of the earn-out periods described in Section 1.3 below. Shares held in the Escrow Account will be released to the DCPS/MBS Owners only in accordance with the provisions of Section 1.3 below. To the extent that any shares remain in the Escrow Account following payment of all amounts, if any, due to the DCPS/MBS Owners under Section 1.3, such shares shall be returned to SurgiCare.

          1.3 Claw-back and Earn-out Terms.

               1.3.1 Claw-back. The consideration paid to the DCPS/MBS Owners in the Merger will be subject to a claw-back. During the first two (2) years of operations of Newco, if the post-bonus EBITDA (without deduction of any management fees payable or deemed payable to SurgiCare) of Newco is less than $1,600,000 annually, SurgiCare is entitled to a return of debt and stock based on the following formula. The shortfall below $1,600,000 shall be multiplied by 5 and divided by 2 each year to calculate the "Payback Amount." The principal balance of the promissory notes shall be reduced by the amount of the Payback Amount. If the amount of the Payback Amount is greater than the remaining principal balance of the promissory notes, upon the request of SurgiCare the DCPS/MBS Owners shall forfeit to SurgiCare a number of shares of Class A Common Stock equal to (x) the difference between the Payback Amount and the remaining principal balance of the promissory notes divided by (y) $0.33. The total payback over the two years will not exceed the total value of the promissory notes and the total shares of Class A Common Stock received by the DCPS/MBS Owners in the Merger and, if applicable, from the Escrow Account.

               1.3.2 Additional Earn-out Available. The DCPS/MBS Owners will be able to increase the consideration paid by SurgiCare in the Merger as follows. During the first two (2) years of operations of Newco, if the post-bonus EBITDA (without deduction of any management fees payable or deemed payable to SurgiCare) of Newco is greater than $1,600,000 annually, the DCPS/MBS Owners will be entitled to additional cash from SurgiCare and stock from the Escrow Account based on the following formula. The excess above $1,600,000 shall be multiplied by 4 and divided by 2 each year to calculate the "Additional Consideration Amount." Twenty-five percent (25%) of the Additional Consideration Amount shall be paid by SurgiCare in cash. In addition, the DCPS/MBS Owners will receive a number of shares of Class A Common Stock from the Escrow Account equal to seventy-five percent (75%) of the Additional Consideration Amount divided by $0.75. There shall be a maximum additional earn-out that may be paid over the two years of $4,500,000, and in no event shall (x) SurgiCare be required to pay in excess of 25% of any Additional Consideration Amount in cash under this Section 1.3 or (y) the DCPS/MBS Owners be entitled to receive any shares of Class A Common Stock under this Section 1.3 other than from the Escrow Account.

               1.3.3 Effect of Termination Without Cause or Sale of Newco. If, on or prior to the first anniversary of the closing of the Merger, (a) the employment of either Tommy Smith or Dennis Cain is terminated by SurgiCare without "Cause" (as defined in the employment agreements referenced in Section 4 below) or (b) SurgiCare sells all of the capital stock, or all or substantially all of the assets, of Newco to an unaffiliated third party (other than in connection with an acquisition of all or substantially all of SurgiCare), the MBS Owners, in the case of a termination of Tommy Smith or a sale of the assets or stock of Newco, or the DCPS Owners, in the case of a termination of Dennis Cain or a sale of the assets or stock of Newco, shall be entitled to receive the maximum earn-out amount of $562,500 in cash and 50% of the shares of Class A Common Stock from the Escrow Account. If, after the first anniversary of the closing of the Merger but on or prior to the second anniversary of the closing of the Merger, (a) the employment of either Tommy Smith or Dennis Cain is terminated by SurgiCare without Cause or (b) SurgiCare sells all of the capital stock, or all or substantially all of the assets, of Newco to an unaffiliated third party (other than in connection with an acquisition of all or substantially all of SurgiCare), the Additional Consideration Amount, if any, payable in respect of the second year of operations of Newco to the MBS Owners, in the case of a termination of Tommy Smith or a sale of the assets or stock of Newco, or the DCPS Owners, in the case of a termination of Dennis Cain or a sale of the assets or stock of Newco, shall be pro-rated for a full year based upon the post-bonus EBITDA of Newco for such year as of the date of such termination or sale. If, on or prior to the second anniversary of the closing of the Merger, (a) the employment of either Tommy Smith or Dennis Cain is terminated by SurgiCare without Cause or (b) SurgiCare sells all of the capital stock, or all or substantially all of the assets, of Newco to an unaffiliated third party (other than in connection with an acquisition of all or substantially all of SurgiCare), the claw-back provisions described in Section 1.3.1 shall terminate with respect to the MBS Owners, in the case of a termination of Tommy Smith or a sale of the assets or stock of Newco, or the DCPS Owners, in the case of a termination of Dennis Cain or a sale of the assets or stock of Newco; provided, however, that no termination of such provisions shall require SurgiCare to return any amounts already forfeited under Section 1.3.1.

               1.4 Excluded Assets and Liabilities. Subject to Section 11.2.2., each of DCPS and MBS shall, prior to the Closing, be permitted to distribute available cash to its equity holders, provided that such entity has sufficient cash, including available accounts receivable, following such distribution and as of the Closing to fulfill its cash flow needs for no less than one month following the Closing. Prior to the Closing, any loans, guarantees or other obligations of DCPS or MBS to each other or to the affiliates of either of them shall have been terminated for no consideration, and, except as otherwise specified by SurgiCare, all agreements with any of the foregoing shall be terminated without cost to DCPS or MBS.

     2. Governance. It is anticipated that SurgiCare may have an advisory board. If and when SurgiCare should establish such a board, each of Tommy Smith and Dennis Cain shall have the right to appoint one member.

     3. Facility Lease. The current leases for the property at which the businesses of DCPS and MBS are conducted will be assumed by operation of the Merger by Newco.

     4. Employment Agreements. Tommy Smith and Dennis Cain will enter into five year employment agreements with SurgiCare to serve as the CEO and COO of Newco. The base salary shall be $175,000 each and an allowance of $25,000 in "personal" expenses will be paid to or on behalf of Tommy Smith and Dennis Cain annually. In addition each individual will receive a bonus equal to 12.5% of the pre-bonus EBITDA of Newco above $1,200,000 during the first year with a maximum bonus set at $175,000 each. Tommy Smith and Dennis Cain will agree to customary confidentiality, noncompetition and nonsolicitation provisions.

     5. Debt Terms. The promissory notes issuable under Section 1.1 shall bear interest at the annual rate of 8% with monthly interest payments and no pre-payment penalty. The principal will be due and payable after three (3) years. The promissory notes will be subordinated to SurgiCare's senior bank debt on terms satisfactory to SurgiCare's senior lender. SurgiCare shall have the right to set off amounts owed by DCPS or MBS to SurgiCare against amounts owing under the promissory notes. Upon a material default under the promissory note issued to either of Tommy Smith or Dennis Cain, the noncompetition provisions contained in the employment agreement with such person shall terminate.

     6. Outsourcing of Services to Newco. If and when billing and collection, contracting and/or management services are performed by Newco for SurgiCare, SurgiCare will pay Newco a rate as determined by the SurgiCare Board of Directors that is 10% greater than the amount needed to minimally cover all costs including overhead associated with the provision of such services. In addition, SurgiCare agrees to assist Newco in the development and marketing of a surgery center division of Newco to provide billing and collection as well as managed care contracting services for surgery centers, whether owned by, or unrelated to, SurgiCare.

     7. Right of First Refusal. In the event that SurgiCare or its successors desire to sell Newco prior to the later of (i) the third anniversary of the Closing Date or (ii) the date on which the promissory notes issued to Dennis Cain and Tommy Smith have been paid in full, Dennis Cain and Tommy Smith will be given the right to match any offer received by SurgiCare or its successors. This right of first refusal shall not be applicable if all or substantially all of SurgiCare is acquired.

     8. Tax Issues. It is assumed that both DCPS and MBS are taxed, for federal income tax purposes, as corporations under Subchapter S of the Internal Revenue Code and, based on this assumption, the Merger is intended to qualify as a tax-free reorganization under Section 368(a)(2)(D) of the Internal Revenue Code. In the event that, at any time prior to the 60th day before the maturity date of the promissory notes referenced in Section 5 above, DCPS or the DCPS Owners are notified by the IRS that tax-free reorganization treatment is not available for the stock consideration received by the DCPS Owners hereunder and an additional tax is therefore payable in respect thereof, SurgiCare will provide a loan to the DCPS Owners in the amount of the additional tax due up to a maximum amount of $375,000. The loan will be provided upon request at the time of such IRS notification and will have the same maturity date as the promissory notes referenced in Section 5 above. Interest will be due monthly at 8% with the full principal amount due at term.

     9. Closing Date. The closing of the Merger as described in Section 1.1 shall occur simultaneously (the "Closing Date") between ninety (90) and one hundred twenty (120) days after execution of this Letter of Intent by DCPS and MBS, or such other date as agreed upon by the parties. The closing of this transaction will be contingent upon the prior or simultaneous closing by SurgiCare of a debt restructure and a minimum $6 million equity investment that completes the business restructure of SurgiCare.

     10. Definitive Agreements. After SurgiCare's receipt of a fully-executed Letter of Intent from DCPS and MBS, SurgiCare's counsel will commence preparation of definitive agreements which will effectuate the transactions and arrangements contemplated herein, including but not limited to a Merger Agreement, Escrow Agreement, Employment Agreements and any other material agreements regarding the transactions contemplated hereby (the "Definitive Agreements"). The Definitive Agreements will contain the provisions outlined above, as well as comprehensive representations and warranties, covenants and conditions.

     11. Binding Provisions. The following provisions of this Letter of Intent (the "Binding Provisions") are legally binding and enforceable in accordance with their respective terms:

          11.1 Due Diligence. Commencing on the date of execution by DCPS and MBS, SurgiCare shall commence a due diligence review and investigation of DCPS and MBS and the operations of the businesses, which shall include, among other things, review and investigation of the operational, legal, financial, environmental, employment, and other matters of DCPS and MBS, meeting with the physician clients, and verification of the financial information and assumptions included in any documents obtained by SurgiCare with respect to DCPS and MBS. DCPS and MBS shall fully cooperate with SurgiCare in the conduct of such review and investigation as part of the due diligence process and will promptly furnish to SurgiCare, its providers of financing and their respective representatives such financial, operating data and other information with respect to DCPS and MBS as SurgiCare or any such provider of financing reasonably requests. SurgiCare will endeavor not to disrupt the normal business operations of the DCPS and MBS during all periods of due diligence.

          11.2 Operations. Commencing on the date of this Letter of Intent and continuing until termination hereof or the closing of the transactions contemplated herein, unless otherwise agreed to by SurgiCare:

               11.2.1 DCPS and MBS shall operate their businesses in the ordinary course of business consistent with past practices;

               11.2.2 There will be no dividends, advances, debt repayments, interest forgiveness, awards, loans, sick pay or vacation payments or other payments, disbursements or other distributions by DCPS and MBS to any person or entity, other than in the ordinary course of business; provided, however, that each of DCPS and MBS may dividend out excess cash prior to the Closing to the extent that (i) DCPS or MBS, as applicable, is able to maintain its operations in the ordinary course of business, (ii) as of the Closing DCPS or MBS, as applicable, has enough cash to fulfill its cash flow needs for no less than one month following the Closing and (iii) the aggregate amount of such distributions is less than 10% of the net assets of DCPS or MBS, as applicable, and less than 30% of the gross assets of DCPS or MBS, as applicable;

               11.2.3 All accounts receivable and accounts payable of DCPS and MBS will be maintained on a normal basis and there will be no changes in methods or procedures for billing, collecting, or recording accounts receivable or reserves for doubtful accounts or in paying accounts payable;

               11.2.4 MBS and DCPS shall maintain professional and general liability insurance which covers the acts, errors or omissions related to the business;

               11.2.5 Supplies, inventory, furniture, fixtures and equipment of DCPS and MBS will be maintained and serviced in accordance with normal policies, and all repairs, maintenance and betterments will be made as necessary in the normal course of business; and

               11.2.6 DCPS and MBS will not incur any new bank debt, borrowing, leases, loans, encumbrances, liens, attachments, contractual obligations, or amounts due to third parties, provided this shall not prohibit DCPS and MBS from incurring trade debt in the ordinary course of business.

          11.3 Expenses. SurgiCare and DCPS and MBS shall each pay their own fees and expenses and those of their agents, advisors, attorneys and accountants with respect to the negotiation of this Letter of Intent, the negotiation of the Definitive Agreements and, if Definitive Agreements are executed, the closing of the transactions contemplated by the Definitive Agreements.

          11.4 Public Announcement. DCPS and MBS and SurgiCare agree not to issue any press release or make any public announcement of the transactions contemplated herein without prior written mutual consent, except where a public announcement is otherwise required by law. Notwithstanding the foregoing, each of the parties hereto (and each employee, representative, or other agent of such parties) may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure.

          11.5 Exclusivity. SurgiCare contemplates the expenditure of substantial sums of time and money in connection with legal, accounting, financial and due diligence work to be performed in conjunction with the proposed transaction prior to execution of the Definitive Agreements. For purposes of inducing SurgiCare to execute this Letter of Intent, commencing on the date of this Letter of Intent and continuing until termination hereof or the closing of the transactions contemplated herein, DCPS and MBS shall not (and will not permit its agents, employees, contractors, board members, agents or an affiliate to), except as expressly contemplated herein, directly or indirectly, initiate or hold discussions with any corporation, partnership, company person or other entity whatsoever (other than SurgiCare) concerning:

               11.5.1 A purchase, affiliation, joint venture or lease of all or a material part of the equity or assets of DCPS or MBS; or

               11.5.2 The issuance by DCPS or MBS of any debt or equity (except trade debt incurred in the ordinary course of business).

          DCPS and MBS will promptly, within twenty-four (24) hours, notify SurgiCare by telephone and thereafter confirm in writing, if any such discussions or negotiations are sought to be initiated with, or any such proposal or possible proposal is received thereby, and the nature and terms of such discussions or proposal.

          11.6 Term; Termination of Letter of Intent. This Letter of Intent shall commence on the date executed by DCPS and MBS and shall terminate, except with respect to the Binding Provisions which shall survive termination, on the earlier of (i) the Closing Date, or (ii) March 15, 2004, unless earlier terminated by mutual agreement of the parties hereto.

          11.7 No Contract; Non-Binding Nature. This Letter of Intent, except as expressly provided in the Binding Provisions, does not constitute and will not give rise to any legally binding obligation on the part of any party. Moreover, except as expressly provided in the Binding Provisions (or as expressly provided in any binding written agreement that the parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the transactions contemplated hereunder, or relating to the negotiation of the terms of the Definitive Agreements, will give rise to or serve as a basis for any obligation or other liability on the part of any party. Accordingly, none of the parties hereto deem this Letter of Intent to be an offer to acquire an equity interest in any of DCPS, MBS, SurgiCare or Newco nor an agreement in response thereof.

          11.8 Good Faith Negotiations. This Letter of Intent is an expression of good faith of the parties. The omission of certain terms from this Letter of Intent is not to be construed so as to diminish the importance or materiality of such terms, and the parties acknowledge that, in addition to the proposed terms contained herein, additional material terms remain to be resolved. Each party agrees to negotiate in good faith and consistent with the terms of this Letter of Intent with a view toward signing Definitive Agreements as soon as possible after the execution of this Letter of Intent, without, however, any obligation to consummate the transactions contemplated herein.

          11.9 Governing Law. This Letter of Intent shall be governed and construed in accordance with the laws of the State of Texas.

          11.10 Attorneys' Fees. If any legal action or any other proceeding is brought for the enforcement of this Letter of Intent or as a result of this Letter of Intent, the prevailing party shall be entitled to recover from the non-prevailing party its reasonable attorneys' fees and other costs incurred in connection with said action or proceeding and any appeal.

* * *

     We look forward to working with you to complete this transaction. If you agree to the terms of this Letter of Intent, please sign the signature line below to acknowledge your agreement to, and acceptance of, the terms of this Letter of Intent, and return it to us at the address set forth above. This Letter of Intent will expire if it has not been executed by you and returned to us on or before November __, 2003.

     Thank you for your consideration.

Sincerely, SURGICARE, INC., a Delaware corporation By: /s/ Phillip C. Scott Print: Phillip C. Scott Title: Chief Financial Officer

Agreed and Accepted:

Dennis Cain Physician Services, Ltd., a Texas limited partnership

By: /s/ Dennis Cain

Print: Dennis Cain

Title: Chief Executive Officer

Date: November 18, 2003

Medical Billing Services, Inc., a Texas corporation

By: /s/ Tommy Smith

Print: Tommy Smith

Title: Chief Executive Officer

Date: November 18, 2003